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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             MCFARLAND ENERGY, INC.
                           (Name of Subject Company)

                             MCFARLAND ENERGY, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                             CUSIP NO. 580432 10 2
                     (CUSIP Number of Class of Securities)

                             ---------------------

                              CRAIG M. STURTEVANT
                       VICE PRESIDENT AND GENERAL COUNSEL
                             MCFARLAND ENERGY, INC.
                           10425 SOUTH PAINTER AVENUE
                       SANTA FE SPRINGS, CALIFORNIA 90670
                                 (562) 944-0181
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                With a copy to:

                                WALTER J. SMITH
                             BAKER & BOTTS, L.L.P.
                                 910 LOUISIANA
                                ONE SHELL PLAZA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is McFarland Energy, Inc., a Delaware corporation ("McFarland" or the "Company"). The address of the principal executive offices of McFarland is 10425 South Painter Avenue, Santa Fe Springs, California 90670. The title of the class of equity securities to which this Schedule relates is McFarland's Common Stock, par value $1.00 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule relates to the tender offer by Monterey Acquisition Corporation, a Delaware corporation (the "Offeror"), and a wholly owned subsidiary of Monterey Resources, Inc., a Delaware corporation ("Monterey"), to purchase all outstanding shares of Common Stock at the purchase price of $18.55 per share of Common Stock, net to the tendering holder (pre-tax) in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated June 23, 1997. According to the Offer to Purchase, the principal executive offices of the Offeror and Monterey are located at 5201 Truxtun Avenue, Bakersfield, California 93309.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 16, 1997 (the "Merger Agreement"), among McFarland, Monterey and the Offeror. A copy of the Merger Agreement is filed as Exhibit 1 to this Schedule and is incorporated herein by reference in its entirety. For a summary of the material terms of the Merger Agreement, see Annex I to this Schedule. The Merger Agreement provides that following the completion of the Offer, the Offeror will be merged into McFarland, with McFarland continuing as a wholly owned subsidiary of Monterey (the "Merger"). In the Merger, all remaining shares of Common Stock not tendered in the tender offer (other than shares of Common Stock owned by McFarland or any subsidiary of McFarland, the Offeror, Monterey or any other subsidiary of Monterey and shares of Common Stock held by stockholders who perfect any available appraisal rights under Delaware General Corporation Law) will be converted into the right to receive $18.55 per share in cash.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) Identity.

     The name and business address of McFarland, which is the person filing this Schedule, are set forth in Item 1 above.

  (b) Contracts.

     Except as otherwise described in this Schedule or in the exhibits or annexes hereto, to the knowledge of McFarland, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between McFarland or its affiliates and (i) McFarland or its executive officers, directors or affiliates, or (ii) the Offeror, Monterey or their executive officers, directors or affiliates.

     Information with respect to certain contracts, agreements, arrangements or understandings between McFarland and certain of its directors, executive officers and affiliates is set forth in Annexes I and III hereto and is incorporated herein by reference. Descriptions of how outstanding options to purchase Common Stock, some of which are held by officers and directors of McFarland, will be treated in connection with the Offer and the Merger, and of provisions in the Merger Agreement dealing with the indemnification of and insurance for officers and directors of McFarland and certain employee benefit and employment matters are set forth in Annex I, "Description of Merger Agreement," under the captions "Treatment of Stock Options," "Indemnification and Insurance" and "Employee Benefits." Information regarding employment agreements between McFarland and its executive officers, the Company's Change in Control Retention/Severance Plan and a consulting agreement between the Company and a director of the Company is set forth in Annex III under the captions "Executive Compensation -- Employment Agreements" and "-- Severance Plan" and "Certain Relationships and Related Transactions," respectively.

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STOCKHOLDERS AGREEMENT

     J. C. McFarland and William E. Carl, directors, and in the case of Mr. McFarland, an executive officer, of the Company, Carolyn J. McFarland and the McFarland Family Trust, of which Mr. McFarland is a Trustee (the "Stockholders"), are each party to a Stockholders Agreement dated June 16, 1997 with Monterey and the Offeror. The Stockholders Agreement provides that each of the Stockholders will tender all of such Stockholder's shares of Common Stock into the Offer so long as the Per Share Amount is not less than $18.55 in cash (net to the seller). Additionally, each of the Stockholders has agreed to sell, and the Offeror has agreed to purchase, such Stockholder's shares of Common Stock at a price per share equal to $18.55, or such higher price per share as may be offered by the Offeror in the Offer, provided that such obligations to purchase and sell are both subject to (i) the Offeror having accepted Shares for payment under the Offer and the Minimum Condition (as defined in the Merger Agreement) of the Offer (minus any shares which are the subject of the Stockholders Agreement but are not purchased in the Offer) having been satisfied, and (ii) the expiration or termination of any applicable waiting period under the HSR Act. Each of the Stockholders also has agreed not to transfer, or agree to transfer, such Stockholder's shares, grant a proxy for such shares or enter into a voting agreement regarding them, or take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations under the Stockholders Agreement. The Stockholders Agreement terminates upon the earlier of (i) the Merger Agreement being terminated by the Company, Monterey or the Offeror, or (ii) the purchase and sale of the shares held by the Stockholders as described above. The foregoing summary of the Stockholders Agreement is qualified in its entirety by the text of the Stockholders Agreement, a copy of which is filed as Exhibit 3 to this Schedule and is incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     On April 29, 1997, the Company and Monterey entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which the Company agreed to provide to Monterey and its representatives certain information and material concerning the Company on a confidential basis. In consideration of such disclosure, Monterey agreed that, subject to certain exceptions and for a period of 18 months, it would not solicit to employ any of the current officers and employees of the Company without the Company's prior written consent. Monterey also agreed on behalf of itself and its affiliates to certain standstill provisions for a period of 18 months with respect to certain actions involving or leading to a transaction with the Company without the prior consent of the Company. The foregoing summary of the Confidentiality Agreement is qualified in its entirety by the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 4 to this Schedule and is incorporated herein by reference.

CONSULTING AGREEMENT

     Prior to the Tender Offer Acceptance Date (as defined in the Merger Agreement), but conditioned thereon, Monterey and J. C. McFarland will enter into a consulting agreement pursuant to which Mr. McFarland will agree to consult with Monterey and assist on any project or subject within his area of expertise, as reasonably requested and subject to the limitation that such activities shall not require more than one-half of his professional time. The agreement will have a four-year term, contain a non-compete provision in favor of Monterey and provide for compensation in an amount per year equal to Mr. McFarland's current base salary with the Company, together with health benefits and reimbursement for all direct out-of-pocket expenses reasonably incurred. In addition, prior to the end of 1997, Mr. McFarland will be appointed to Monterey's Board of Directors as a member of the class of directors whose term expires in the year 2000. In such capacity, Mr. McFarland will be considered a non-employee director and will receive all compensation and other benefits granted by Monterey to non-employee directors, other than the annual cash retainer. Pursuant to the consulting agreement, Mr. McFarland will agree to utilize all cash severance benefits payable under his employment agreement with the Company, net of any taxes owing thereon, to purchase shares of common stock of Monterey in the open market.

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INDEMNIFICATION AGREEMENTS

     The Company entered into indemnification agreements with each person who as of June 16, 1997 was a director or executive officer of the Company. The indemnification agreements generally provide (i) for the prompt indemnification to the fullest extent permitted by law against (a) any and all expenses (including attorneys' fees) and all other costs paid or incurred in connection with investigating, preparing to defend, defending or otherwise participating in any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or is or was serving at the Company's request as a director, officer, employee, agent or fiduciary of another entity, or by reason of anything done or not done by such indemnitee in any such capacity and (b) any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless the "Reviewing Party" (defined as one or more members of the Board or appointee(s) of the Board who are not parties to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of such advancement to the Company if the Reviewing Party determines that the indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and would therefore not be entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys' fees), and the advancement thereof, if requested, incurred by the indemnitee in any action brought by the indemnitee to enforce an indemnity claim or to collect an advancement of expenses or to recover under a directors' and officers' liability insurance policy, regardless of whether such action is ultimately successful or not. Furthermore, the indemnification agreements provide that after there has been a "change in control" in the Company (as defined in the indemnification agreements), then, with respect to all determinations regarding rights to indemnification and the advancement of expenses, the Company will seek legal advice as to the right of the indemnitee to indemnification under applicable law only from independent legal counsel selected by the Company and approved by the indemnitee.

     The indemnification agreements impose upon the Company the burden of proving that an indemnitee is not entitled to indemnification in any particular case and negate certain presumptions that may otherwise be drawn against an indemnitee seeking indemnification in connection with the termination of actions in certain circumstances. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the Company's By-laws or otherwise. Although not requiring the maintenance of directors' and officers' liability insurance, the indemnification agreements require that indemnitees be provided with the maximum coverage available for any Company director or officer if there is such a policy. A copy of the form of indemnification agreement has been filed as Exhibit 11 to this Schedule and is incorporated herein by reference in its entirety.

INDEMNIFICATION UNDER DELAWARE LAW AND THE COMPANY'S CHARTER

     The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law ("Delaware Law"), which provides that a corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be

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liable to the corporation. If an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of Delaware Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of Law, (iii) pursuant to
Section 174 of Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Article VII of the Amended and Restated Certificate of Incorporation of the Company provides that, except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation.

     THE BOARD OF DIRECTORS OF MCFARLAND (THE "BOARD") UNANIMOUSLY HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF MCFARLAND. THE BOARD UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF COMMON STOCK ACCEPT THE OFFER AND TENDER ALL THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER. The Board's determination and recommendation were made at the Board's June 16, 1997 meeting at which all the Company's directors were present in person or by conference telephone.

     The Board's recommendation is based in part on the oral opinion delivered by Oppenheimer & Co., Inc. ("Oppenheimer") on June 16, 1997, that, as of such date, the consideration to be received by the stockholders of McFarland pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of McFarland. Oppenheimer subsequently confirmed its opinion in writing on June 16, 1997 following the Board meeting. The full text of such opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Oppenheimer, is set forth as Annex II hereto and is incorporated herein by reference.

     A copy of the letter to McFarland's stockholders communicating the Board's recommendation is filed as Exhibit 2 to this Schedule and is incorporated herein by reference.

  (b) Background and Reasons for the Recommendation.

     In late February 1997, Mr. James Parkman of Petrie Parkman & Co., Inc., Monterey's financial advisor, contacted Mr. J. C. McFarland, Chairman of the Board and Chief Executive Officer of the Company. Mr. Parkman told Mr. McFarland he would like to meet to discuss the level of interest that the Company might have in a potential transaction in which the Company would be acquired by Monterey.

     At a meeting on March 4, 1997, Mr. Parkman advised Mr. McFarland that Monterey was interested in pursuing a cash acquisition of the Company at what he characterized as a significant premium to the then market price. Mr. Parkman explained that Monterey was interested in a cash rather than stock acquisition because of constraints on Monterey's ability to issue stock resulting from its proposed spin-off from Santa Fe Energy Resources, Inc. Mr. Parkman stressed that Monterey believed it could achieve significant economies and efficiencies by combining the Company's Midway-Sunset properties with its own. Mr. McFarland responded that he would report Monterey's interest to the Company's Board and respond directly to Monterey's management in a couple of weeks.

     Mr. McFarland reported the substance of his meeting with Mr. Parkman at the regular meeting of the Board held on March 12, 1997. After considerable discussion, the Board directed Mr. McFarland to arrange a

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meeting with Monterey's Chief Executive Officer, Mr. R. Graham Whaling, to gain a better understanding of the level of Monterey's interest in the Company and the potential acquisition parameters. Mr. McFarland subsequently telephoned Mr. Whaling and they arranged for a meeting on March 17, 1997.

     Messrs. McFarland and Whaling met on March 17, 1997, at which meeting Mr. McFarland informed Mr. Whaling that the Company was not for sale and that he was not authorized to speak for the Board, but was only authorized to gain more information about Monterey's level of interest and report back to the Board. Mr. Whaling informed Mr. McFarland that, based on the public information reviewed by Monterey, Monterey was prepared to make a cash offer in the $14 to $16 per share range, subject to further diligence and fact-finding. Mr. McFarland responded that he believed that a proposal made at that level would not be of interest to the Board. At Mr. Whaling's request, Mr. McFarland agreed to supply Monterey with additional information concerning the Company's non-California properties, with Mr. Whaling expressing the view that perhaps, upon reviewing additional information, the quoted range could be increased.

     On March 18, 1997, Mr. McFarland reported informally to the directors concerning his meeting with Mr. Whaling.

     On March 26, 1997, Messrs. McFarland and Whaling spoke by telephone to discuss Monterey's review of the additional information provided by the Company. Mr. Whaling reiterated Monterey's interest in the previously stated range. Mr. McFarland responded that he did not believe the Board would find that acceptable, but that he would report to the Board and get back to Mr. Whaling.

     On March 27, 1997, Messrs. McFarland and Whaling again spoke by telephone concerning the additional information provided.

     On March 30, 1997, Mr. McFarland reported informally to the directors concerning his conversations with Mr. Whaling.

     On April 3, 1997, the Board held a special meeting by telephone to review the status of discussions between the Company and Monterey. The Board concluded that Monterey's proposal was inadequate. The Board determined that it would be advisable to retain legal and financial advisors to advise it concerning its legal responsibilities with respect to Monterey's proposal and explore alternatives to maximize stockholders' value. The Board also directed Mr. McFarland to contact Mr. Whaling to request that Monterey submit its proposal in writing, advise him of the Board's decision to retain legal and financial advisors and advise him of the Board's conclusion concerning Monterey's proposal. Following the meeting, the Company retained Baker & Botts, L.L.P. as the Company's legal counsel and Oppenheimer as the Company's financial advisor.

     On April 4, 1997, Mr. McFarland telephoned Mr. Whaling and advised him as instructed by the Board.

     By letter dated April 8, 1997, Monterey expressed an interest in a cash merger with the Company in a range between $15 and $16.50 per share. Monterey requested a brief period within which to conduct a due diligence review and suggested that, following such review, it would be prepared to submit a definitive offer, perhaps at a higher price than that suggested in the letter. Mr. McFarland telephoned Mr. Whaling upon receipt of the letter to convey his disappointment at the range quoted in the letter.

     On April 17, 1997, a special meeting of the Board was held to consider what action, if any, the Board desired to take with respect to Monterey's written proposal or otherwise concerning the possible sale or merger of the Company. At the meeting, Mr. McFarland reviewed with the directors his discussions with Mr. Whaling, and the Company's legal and financial advisors made presentations to the Board. The Board considered the Company's prospects, developments in the California heavy crude markets and overall market conditions in the oil and gas industry. The Board considered the advisability of contacting additional companies with California operations to determine their level of interest in a possible merger or sale transaction. Oppenheimer and the Company's management proceeded to identify a group of companies other than Monterey that they believed might have an interest in acquiring or merging with the Company, and suggested two companies from the group that they believed were likely to have both a high degree of interest in, and the financial capability to consummate, such a transaction. The Board concluded that, although no decision had yet been made to sell the Company, it was appropriate under the circumstances to take certain

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steps in order to be in a position to consider such matter on a fully informed basis in the future. The Board instructed Mr. McFarland and Oppenheimer to establish a process to solicit indications of interest from Monterey and the two other likely interested parties previously identified by Oppenheimer and the Company's management. Mr. McFarland also was instructed by the Board to inform Monterey that the range outlined in the April 8 letter was unacceptable. At the meeting, the Board also considered and approved the Company's Change in Control Severance/Retention Plan and instructed its legal and financial advisors to begin work on a stockholder rights plan.

     On April 18, 1997, Mr. McFarland telephoned Mr. Whaling and informed him of the Board's decision and invited Monterey to participate in the next phase of the process.

     Between April 18 and April 30, 1997, two other potential interested parties and Monterey were contacted by management of the Company and Oppenheimer and confidentiality/standstill agreements were executed with such parties. The agreement with Monterey was executed on April 29, 1997 and contained an 18-month standstill provision.

     On April 29, 1997, the Board held a special meeting by telephone to receive reports from its legal and financial advisors concerning the possible adoption of a stockholder rights plan. No formal action was taken by the Board at the meeting.

     By letter dated May 6, 1997, the other interested parties and Monterey were advised by Oppenheimer of the procedures to be followed in submitting preliminary indications of interest by May 14, 1997, and were provided with operational and technical information describing the Company, its operations and assets. The letter indicated that the Company and Oppenheimer intended to review the indications of interest for the purpose of determining whether a party would be invited to participate in the second phase of the review process. During the next eight days, numerous discussions were held between representatives of the interested parties and management of the Company and Oppenheimer concerning the Company's operations.

     By letter dated May 14, 1997, Monterey submitted an offer of $17.00 per share, in cash, subject only to a brief period to conduct confirming due diligence.

     On May 20, 1997, the Board held a special meeting by telephone to review the indications of interest received from Monterey and other interested parties and discuss possible courses of action with management and the Company's legal and financial advisors. The Board instructed Mr. McFarland and Oppenheimer to contact Mr. Whaling and the chief executive officer of one other interested party and invite them to participate in the second phase of the process and make definitive offer proposals. Mr. McFarland and Oppenheimer also were instructed to inform Monterey that its offer of $17.00 per share was not the highest bid received by the Company in the first phase of the process. In addition, legal counsel and management were instructed to prepare a form of transaction agreement to be delivered to Monterey and the other interested party with an invitation to comment thereon when submitting their definitive proposals.

     By letter dated May 23, 1997, Oppenheimer notified Monterey and the other interested party of procedures to be followed in the second phase of the process, including that definitive bids were to be received by the Company prior to noon on Monday, June 9, 1997.

     Definitive proposals were submitted by Monterey and the other interested party on June 9, 1997. Monterey proposed that, subject to certain conditions, it would acquire the Company in a cash merger at $18.25 per share. The Company's management and legal and financial advisors analyzed Monterey's proposal and contacted Monterey's management and legal advisors to clarify various matters in Monterey's proposal.

     On June 11, 1997, the Board held a special meeting by telephone to receive reports from management and Oppenheimer on the definitive proposals and consult with its legal advisors. Mr. McFarland was directed to negotiate with Monterey to see if an acquisition with appropriate price and other conditions satisfactory to the Company could be structured. Later that day, Messrs. McFarland and Whaling met to discuss Monterey's offer. At such meeting, Mr. Whaling indicated Monterey's willingness to increase its offer to $18.55 per share, an amount Mr. McFarland suggested he would be willing to recommend to the Board for approval.

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     Thereafter, on June 12, 1997, negotiations and discussions among representatives of Monterey and the Company and their respective legal and financial advisors began with respect to the terms and conditions of a Merger Agreement. Monterey proceeded to complete its remaining confirmatory due diligence review and the parties proceeded to resolve substantially all issues regarding the form of proposed Merger Agreement.

     On the evening of June 16, 1997, a special meeting of the Board was held. Two directors were present in person at the meeting and five directors were present by telephone. At the meeting, the Board received presentations from management and the Company's legal and financial advisors regarding Monterey's offer as well as the results of negotiation of the Merger Agreement with Monterey. In addition, Oppenheimer delivered its oral opinion (subsequently confirmed in writing that evening) that, as of that date and subject to the matters described by it and set forth in the written opinion, the consideration to be received by the stockholders of McFarland pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of McFarland. The Board also considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical prices for the Common Stock and other matters. In addition, Oppenheimer reviewed and updated its presentations made earlier to the Board. The Board was also advised that Monterey's Board had approved the Merger Agreement, the Offer and the Merger. At the meeting, the Board, among other things, by unanimous vote (i) determined that the Offer and the Merger were fair to and in the best interests of the stockholders of the Company, (ii) authorized and approved the Merger Agreement, and (iii) recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer. Immediately after the conclusion of the meeting, the Company, Offeror and Monterey executed the Merger Agreement, pursuant to which Offeror agreed to make the Offer. In addition, a stockholders agreement by and among Monterey, the Offeror, Mr. and Mrs. J. C. McFarland, William E. Carl and the McFarland Family Trust (the "Stockholders Agreement") was executed, pursuant to which such persons agreed to tender their shares of Common Stock in the Offer and to sell such shares to the Offeror, at the price paid in the Offer, subject to certain conditions. The parties issued a joint press release publicly announcing the transaction before the opening of the markets on June 17, 1997.

     See Annex I, "Description of Merger Agreement," for additional summary information regarding the terms and conditions of the Merger Agreement.

  (c) Factors Considered by the Board.

     In determining to recommend to the Company's stockholders that they accept the Offer and tender their Common Stock pursuant thereto, the Board considered a number of factors, including, without limitation, the following:

          (i) the Board's familiarity with and review of the Company's business, financial condition, results of operations, business strategy and prospects;

          (ii) the financial and other terms and conditions of the Offer and the Merger Agreement, and the fact that the $18.55 per share cash consideration offered for the Common Stock in the Offer and Merger was higher than the consideration offered in any other indication of interest or definitive proposal received in the Company's process of evaluating strategic alternatives;

          (iii) the written opinion, dated June 16, 1997, of Oppenheimer that, as of such date, the consideration to be received by the stockholders of McFarland pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of McFarland; a copy of such opinion, setting forth procedures followed, assumptions made, areas of reliance and other matters considered by Oppenheimer in arriving at their opinion, is attached as Annex II to this Schedule and is incorporated herein by reference, and should be read in its entirety; in considering such opinion, the Board was aware that, upon delivery thereof, Oppenheimer became entitled to certain fees described in Item 5 below in connection with its engagement by the Company and that, in addition, Oppenheimer expressed no opinion or recommendation as to how the stockholders of the Company should vote with respect to the Merger;

          (iv) the presentations of Oppenheimer in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger;

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          (v) the historic and recent market prices of the Shares and the fact that the $18.55 per share Offer price represents, among other things, a premium of 12% over the closing price for the Common Stock on the Nasdaq National Market on the trading day before the announcement of the Offer, of 40% over such closing price on the day two trading days before the announcement of the Offer and of 50% over such closing price 30 days before such announcement;

          (vi) the terms and conditions of the Offer and the Merger Agreement, including that the Offer is not subject to financing but is subject to minimum tender conditions and that the Board is entitled, prior to the consummation of the Offer, to terminate the Merger Agreement and withdraw its recommendation of the Offer in order to approve an alternative transaction with a third party on terms more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger taken together, provided that the Company is obligated to pay Monterey a fee of $2.78 million upon any such termination (such amount representing
     2 1/2% of the aggregate cash consideration of $111.2 million); in assessing the termination fee, the Board of Directors considered the likelihood of any third party making a proposal for a third party transaction and that the effect of the termination fee would be to increase by the amount of such termination fee the costs to a third party of acquiring the Company;

          (vii) the financial ability of Monterey to consummate the Offer and the Merger;

          (viii) the possible impact of the Offer and the Merger and of alternatives thereto on the Company's business and prospects; and

          (ix) the fact that, following the consummation of the Offer and the Merger, the current stockholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and profits.

     The foregoing discussion of the information and facts considered by the Board is not intended to be exclusive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

  (d) Opinion of Financial Advisor.

     Oppenheimer was retained by McFarland to act as financial advisor in connection with the Offer. In connection with such engagement, McFarland requested that Oppenheimer render its opinion as to the fairness, from a financial point of view, to McFarland's stockholders of the consideration to be received by such stockholders in the Offer and subsequent Merger.

     On June 16, 1997, at a meeting of the Board of Directors of McFarland held to evaluate the proposed Offer, Oppenheimer delivered an oral opinion (subsequently confirmed by delivery of a written opinion dated such date) to the Board of Directors of McFarland (the "Oppenheimer Opinion") to the effect that, as of the date of such opinion, and subject to certain assumptions, factors and limitations set forth in such written opinion, the consideration to be received by the stockholders of McFarland was fair, from a financial point of view, to the stockholders of McFarland.

     THE FULL TEXT OF THE OPPENHEIMER OPINION IS ATTACHED AS ANNEX II TO THIS SCHEDULE. MCFARLAND STOCKHOLDERS ARE URGED TO READ THE OPPENHEIMER OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED, THE ASSUMPTIONS AND QUALIFICATIONS MADE BY OPPENHEIMER IN RENDERING ITS OPINION AND OTHER FACTORS RELATING TO OPPENHEIMER'S ENGAGEMENT BY MCFARLAND'S BOARD OF DIRECTORS. THE OPPENHEIMER OPINION, WHICH WAS DIRECTED TO THE BOARD OF DIRECTORS OF MCFARLAND, RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE STOCKHOLDERS OF MCFARLAND PURSUANT TO THE MERGER AGREEMENT, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR RELATED TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF MCFARLAND AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE MERGER. THE SUMMARY OF THE OPPENHEIMER OPINION SET FORTH IN THIS SCHEDULE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     The Oppenheimer Opinion is for the use and benefit of the Board of Directors of McFarland and was rendered to the Board of Directors in connection with its consideration of the Offer. The Oppenheimer Opinion was only one of many factors considered by the Board of Directors of McFarland in its evaluation of the Offer and should not be viewed as determinative of the views of McFarland's Board of Directors or management with respect to the Offer or the proposed Merger. Oppenheimer was not requested to and did not make any recommendation to the Board of Directors of McFarland as to the form or amount of consideration to be offered to McFarland's stockholders in the Offer, which was determined through arm's-length negotiations between McFarland and Monterey. In arriving at its opinion, Oppenheimer did not ascribe a specific range of value to McFarland, but made its determination as to fairness, from a financial point of view, to McFarland's stockholders of the Offer on the basis of financial and comparative analyses summarized below.

     The Oppenheimer Opinion contemplates economic, market, financial and other facts and conditions existing as of June 16, 1997, and is based on the information made available to Oppenheimer as of such date and on the review and analyses conducted by Oppenheimer as of such date. Events and conditions subsequent to such date have not been considered and may materially alter the assumptions relied upon and the conclusions stated by Oppenheimer in the Oppenheimer Opinion. Oppenheimer has no obligation to update, revise or reaffirm the fairness opinion rendered in the Oppenheimer Opinion, and McFarland does not intend to seek any such updating, revisions or reaffirmation by Oppenheimer.

     In arriving at its opinion, Oppenheimer reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of McFarland concerning the business, operations and prospects of McFarland. Oppenheimer examined certain publicly available business and financial information relating to McFarland, as well as certain financial forecasts and other data which were provided to Oppenheimer by the senior management of McFarland. Oppenheimer reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historic market prices and trading volumes of the Common Stock; McFarland's historic and projected earnings and cash flow; and the capitalization and financial condition of McFarland. Oppenheimer also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which Oppenheimer considered comparable in evaluating the Merger, and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered comparable in evaluating those of McFarland. In addition to the foregoing, Oppenheimer conducted such other analyses and examinations and considered such other financial, economic and market criteria as Oppenheimer deemed appropriate in arriving at its opinion.

     In rendering its opinion, Oppenheimer assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information publicly available, including such information furnished to Oppenheimer or otherwise discussed with Oppenheimer by management of McFarland. With respect to financial forecasts and other information so provided or otherwise discussed with Oppenheimer, Oppenheimer assumed, with the consent of the Board of Directors of McFarland, that such forecasts and other information were reasonably prepared to reflect the best currently available estimates and good faith judgments of the management of McFarland as to the expected future financial performance of McFarland. Other than reserve reports prepared by Netherland, Sewell & Associates as of December 31, 1996 and DeGolyer & MacNaughton as of December 31, 1996, Oppenheimer did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of McFarland, nor has Oppenheimer made physical inspection of all of the properties or assets of McFarland.

     The following is a summary of the material factors considered and principal financial analyses performed by Oppenheimer to arrive at the Oppenheimer Opinion. Oppenheimer performed certain procedures, including each of the financial analyses described below, and reviewed with the management of McFarland the assumptions on which such analyses were based and other factors, including the historical financial results and the estimated financial results for McFarland.

  Analysis of Certain Publicly Traded Companies

     Using publicly available information, Oppenheimer compared selected historical and projected operating and financial data and ratios of McFarland to the corresponding data and ratios of certain publicly traded oil and natural gas companies considered by Oppenheimer to be reasonably comparable to McFarland, including companies with properties in California (the "Comparable California Companies") and companies with similar operating strategies as McFarland (i.e., acquire and exploit properties) (the "Comparable U.S. Exploitation Companies"). The Comparable California Companies consist of Berry Petroleum, Harcor Energy, Monterey Resources, Nuevo Energy, Plains Resources, Saba Petroleum and Vintage Petroleum. The Comparable U.S. Exploitation Companies consist of Abraxas Petroleum, Belco Oil & Gas, Bellwether Exploration, Callon Petroleum, Chesapeake Energy, Coho Energy, Comstock Resources, Costilla Energy, Denbury Resources, Lomak Petroleum, National Energy Group and Swift Energy.

     Oppenheimer's analysis included, among other things, the consideration of a company's market capitalization of common stock as of June 13, 1997 (the "Market Capitalization") as a multiple of the latest 12-month period ("LTM") operating cash flow ("OCF") and estimated 1997 and 1998 OCF. OCF is defined as net income before extraordinary items plus deferred taxes, depreciation, depletion and amortization and any other noncash charges, excluding changes to working capital. Oppenheimer's analysis also included the consideration of a company's Market Capitalization plus total debt, and preferred stock less cash and cash equivalents ("Aggregate Value"), as a multiple of LTM and estimated 1997 and 1998 earnings before interest, taxes and depreciation, depletion and amortization ("EBITDA"), and the consideration of the ratio of Aggregate Value to PV-10 Value. Projected OCF and EBITDA for McFarland, Comparable California Companies and Comparable U.S. Exploitation Companies were based on estimates compiled by Institutional Brokers Estimate Service and published estimates of selected investment banking firms, including Oppenheimer.

     Although Oppenheimer used the information with respect to these companies for comparison purposes, none of such companies is identical to McFarland. Such analysis indicated that the average values, excluding highest and lowest values (the "adjusted average values"), of Market Capitalization as a multiple of LTM OCF and estimated fiscal years 1997 and 1998 OCF were 8.8x, 6.0x and 4.7x, respectively, for the Comparable California Companies, and 6.1x, 4.6x, and 3.6x, respectively, for the Comparable U.S. Exploitation Companies, as compared to the Company's implied multiples of 8.3x, 7.8x and 6.2x based upon the proposed $18.55 offer price the ("Acquisition Price"). The adjusted average values of Aggregate Value as a multiple of LTM EBITDA and estimated 1997 and 1998 EBITDA were 7.6x, 6.6x and 5.4x, respectively, for the Comparable California Companies, and 8.7x, 5.7x and 4.6x, respectively, for the Comparable U.S. Exploitation Companies, as compared to the Company's implied multiples of 6.6x, 6.7x and 5.7x based on the Acquisition Price. The adjusted average values of Aggregate Value as a multiple of PV-10 Value was 0.7x for the Comparable California Companies and 0.9x for the Comparable U.S. Exploitation Companies, as compared to the Company's implied multiple of 0.9x based on the Acquisition Price.

  Transaction Analysis

     Oppenheimer reviewed publicly available information relating to certain acquisitions of oil and natural gas companies which were announced from January 1994 through June 1997. These transactions, included, among others, the following: Apache Corporation and Phoenix Resource Companies, Inc.; HS Resources, Inc. and Tide West Oil Co.; Enron Oil & Gas Company and Coda Energy, Inc.; Hugoton Energy Corporation and Consolidated Oil & Gas, Inc.; YPF Sociedad Anonima and Maxus Energy Corporation; Lomak Petroleum, Inc. and Red Eagle Resources Corporation; United Meridian Corporation and General Atlantic Resources, Inc.; Alexander Energy Corporation and American Natural Energy Corporation; Devon Energy Corporation and Alta Energy Corporation; Norcen Energy Resources Ltd. and Basic Petroleum International, Ltd.; Texas Pacific Group and Belden & Blake; Mesa Inc. and Parker & Parsley Petroleum; Lomak Petroleum and American Cometra; and Columbia Gas Systems, Inc. and Alamco Inc., among others. These selected transactions were not intended to represent the complete list of oil and natural gas transactions which have occurred or been announced during this period; rather, such transactions represent selected recent transactions involving publicly traded oil and natural gas companies engaged in oil and gas exploration and production activities that were deemed by Oppenheimer to operate in comparable producing basins or have comparable financial and operating characteristics to McFarland.

     Oppenheimer reviewed the consideration paid in such transactions in terms of the price paid for the common stock ("Equity Purchase Price") as a multiple of LTM OCF. Oppenheimer also reviewed the Equity Purchase Price plus total debt, preferred stock and transaction costs less cash and cash equivalents ("Total Transaction Value") of such transactions as a multiple of LTM EBITDA, PV-10 Value and total proved reserves on a BOE basis.

     The analysis of Equity Purchase Price as a multiple of LTM OCF indicated a range of these transaction values of 4.3x to 51.9x and an adjusted average value of 11.2x, compared to the implied value of McFarland based on the Acquisition Price of 8.0x. The analysis of Total Transaction Value as a multiple of LTM EBITDA, PV-10 Value and total proved reserves indicated the following: (i) on a LTM EBITDA basis, a range of 3.4x to 19.1x and an adjusted average value of 8.6x; (ii) on a PV-10 Value basis, a range of 0.50x to 2.56x and an adjusted average value of 1.14x; and (iii) on a proved BOE basis, a range of $2.19 to $13.18 per BOE and an adjusted average value of $5.80 per BOE. This compares to the implied values for McFarland based on the Acquisition Price of 7.8x LTM EBITDA, 1.24x the PV-10 Value of McFarland's proved reserves using "normalized pricing" and $6.15 per BOE. The PV-10 Value of McFarland's proved reserves at December 31, 1996 under "normalized pricing" is calculated based upon a per-barrel oil price of $15.67 and a per-mcf gas price of $1.81, which the Company's 1997 budget estimates to be the average prices received for its oil and gas during the first quarter of 1997, as opposed to the PV-10 Value calculated by McFarland's independent engineers that used prices at December 31, 1996, which were significantly higher than historic averages.

     No company or transaction used in the analysis described above was directly comparable to McFarland or the proposed transaction. Accordingly, analysis of the results of the foregoing was not simply mathematical nor necessarily precise; rather, it involved complex consideration and judgments concerning differences in financial and operating characteristics of companies and other factors that could affect public trading values.

  Net Asset Appraisal

     Oppenheimer determined a net asset appraisal value for McFarland by calculating a net asset value net of long-term debt and other noncurrent liabilities outstanding as estimated at the time of the Merger. McFarland's asset value was based on (i) the PV-10 Value of McFarland's proved reserves using normalized pricing, (ii) the net working capital estimate at the time of the Merger, and (iii) certain other assets deemed appropriate by Oppenheimer. As a result, Oppenheimer calculated a net asset appraisal value for McFarland of $110.8 million or $18.45 per share on a fully diluted basis under normalized pricing.

  Comparable Reserve Acquisitions

     Oppenheimer also reviewed selected acquisitions of oil and gas reserves from January 1, 1995 to June 13, 1997. There were over 335 transactions. The selected transactions were obtained from John S. Herold, Inc. and were not intended to represent the complete list of oil and natural gas transactions which have occurred or been announced. Oppenheimer reviewed transactions involving the purchase of properties in the United States, particularly focusing on the acquisition of California oil and gas properties.

     Oppenheimer reviewed the consideration paid in such transactions in terms of the aggregate purchase price paid as a multiple of the reported total proved reserves on a BOE basis. The analyses of purchase price as a multiple of proved reserves indicated an adjusted average value of $4.43 per BOE for all transactions, $4.75 per BOE for acquisitions of U.S. properties with aggregate purchase prices between $50 million and $200 million, and $2.52 per BOE for California property acquisitions, as compared to the implied multiple of $6.15 per BOE for McFarland based upon the Acquisition Price.

     The summary set forth above does not purport to be a complete description of the analyses performed by Oppenheimer. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Oppenheimer to exercise its professional judgment based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Oppenheimer was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. Oppenheimer did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Oppenheimer considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Oppenheimer did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Oppenheimer made numerous assumptions with respect to industry performances, business and economic conditions and other matters. The analyses performed by Oppenheimer are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

  Financial Advisor Fee

     Oppenheimer is a nationally recognized investment banking firm and was selected by the Board of Directors of McFarland to act as McFarland's financial advisor, based on Oppenheimer's substantial experience in transactions similar to the Merger and familiarity with McFarland and its operations and the oil and natural gas industry generally. Oppenheimer regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

     For information concerning the terms of the fee arrangement between McFarland and Oppenheimer, see Item 5 below. The terms of the fee arrangement with Oppenheimer, which Oppenheimer and McFarland believe are customary in transactions of this nature, were negotiated at arm's-length between McFarland and Oppenheimer, and the Board of Directors of McFarland was aware of such arrangement. In the ordinary course of its business, Oppenheimer and its affiliates may actively trade the securities of McFarland and Monterey for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated May 12, 1997 (the "Engagement Letter"), McFarland has retained Oppenheimer to render certain financial advisory and investment banking services to McFarland in connection with a possible "Transaction." The Engagement Letter defines "Transaction" as (a) any merger, consolidation, reorganization, recapitalization, business combination or other transaction pursuant to which either the Company is acquired by, or combined with, a third party or (b) the acquisition, directly or indirectly, by a third party, in a single transaction or a series of transactions, of (i) all or substantially all of the assets or operations of the Company, or (ii) 50% or more of the Company's outstanding common stock (whether by way or tender or exchange offer, open market purchases, negotiated purchases or otherwise).

     For such financial advisory and investment banking services, McFarland has paid or agreed to pay Oppenheimer under the Engagement Letter as follows: (a) an engagement fee (the "Engagement Fee") of $25,000; plus (b) an additional cash fee (the "Rights Plan Fee") of $10,000 payable at the time the Company requests Oppenheimer to begin advising it with respect to the possible adoption of a stockholder rights plan; plus (c) an additional cash fee (the "Memorandum Fee") of $25,000 payable at the time the Company requests Oppenheimer to begin assisting it in the preparation of a confidential placement memorandum; plus (d) an opinion fee (the "Opinion Fee") of $250,000 payable upon delivery of an oral or written opinion as to the fairness, from a financial point of view, of the consideration to be received by McFarland or its stockholders in connection with a Transaction; plus (e) a transaction fee (the "Transaction Fee") equal to (i) 0.875% of the Consideration (as hereinafter defined) up to $100 million, plus (ii) 1.50% of the consideration in excess of $100 million. The Engagement Fee, the Rights Plan Fee, the Memorandum Fee and the Opinion Fee may be credited in their entirety, if previously paid to Oppenheimer, against the Transaction Fee. The Transaction Fee is payable in full upon consummation of a Transaction during the term of the Engagement Letter. McFarland also has agreed to reimburse Oppenheimer for its reasonable direct, out-of-pocket expenses and to indemnify Oppenheimer and certain related persons against certain liabilities resulting from or arising out of its performance under the Engagement Letter.

     The Engagement Letter defines "Consideration" as the value of all cash, securities, the assumption of debt by the purchaser and any other forms of payment received or to be received, directly or indirectly, by McFarland or the stockholders of McFarland pursuant to a Transaction, including the total of all interest-bearing indebtedness of McFarland (both long term and short term, including capitalized leases) outstanding, assumed or refinanced at the closing of a Transaction and also including any infusions of cash, securities, assets or other forms of value into McFarland pursuant to a Transaction. The term "Consideration" expressly includes (i) the value of all options and warrants purchased or assumed in connection with a Transaction, and (ii) the value of any of the Company's securities, including but not limited to its Common Stock, which remain outstanding subsequent to the consummation of a Transaction.

     Neither McFarland nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on their behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) Transactions in Securities.

     To the knowledge of McFarland, no transactions in the Common Stock have been effected during the past 60 days by McFarland or by any executive officer, director, affiliate or subsidiary of McFarland.

  (b) Intent to Tender.

     To the knowledge of McFarland, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender pursuant to the Offer all shares of Common Stock that are held of record or beneficially owned by such persons.

     Under the Stockholders Agreement, J. C. McFarland, Carolyn J. McFarland, William E. Carl and the McFarland Family Trust have agreed to tender their shares of Common Stock in the Offer and to sell such shares to the Offeror, at the price paid in the Offer, subject to certain conditions. See Item 3(b) above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Negotiations.

     Except as set forth in this Schedule, no negotiation is being undertaken or is underway by McFarland in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving McFarland or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by McFarland or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of McFarland; or (iv) any material change in the present capitalization or dividend policy of McFarland.

  (b) Transactions and Other Matters.

     Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           *1            -- Agreement and Plan of Merger, dated as of June 16, 1997, among McFarland, Monterey and the Offeror.
          **2            -- Letter to the stockholders of the Company dated June 23,
                            1997.
           *3            -- Stockholders Agreement, dated as of June 16, 1997, among
                            Monterey, the Offeror, J. C. McFarland, Carolyn J.
                            McFarland, the McFarland Family Trust, and William E.
                            Carl.
           *4            -- Confidentiality Agreement dated as of April 29, 1997
                            between McFarland Energy, Inc. and Monterey.
           *5            -- Agreement dated as of August 9, 1995 by and between
                            McFarland Energy, Inc. and J. C. McFarland.
           *6            -- Agreement dated as of August 8, 1995 by and between
                            McFarland Energy, Inc. and Ronald T. Yoshihara.
           *7            -- Agreement dated as of August 8, 1995, as amended on
                            December 10, 1996, by and between McFarland Energy, Inc.
                            and Craig M. Sturtevant.
           *8            -- Agreement dated as of August 25, 1995, as amended on
                            December 10, 1996, by and between McFarland Energy, Inc.
                            and William H. Moodie.
           *9            -- Agreement dated as of August 10, 1995 by and between
                            McFarland Energy, Inc. and Robert E. Ransom.
          *10            -- Change in Control Retention/Severance Plan.
          *11            -- Form of Indemnification Agreement between McFarland
                            Energy, Inc. and its directors and executive officers.
         **12            -- Opinion of Oppenheimer & Co., Inc. dated June 16, 1997.

---------------

 * Filed herewith.
** Included in copies mailed to Stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MCFARLAND ENERGY, INC.

                                            By:     /s/ J. C. MCFARLAND
                                              ----------------------------------
                                                       J. C. McFarland
                                                 Chairman and Chief Executive
                                                            Officer

Dated: June 23, 1997

                                                                         ANNEX I

                        DESCRIPTION OF MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed as Exhibit 1 to this Schedule. Capitalized terms used in this Annex I and not otherwise defined in this Schedule have the meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Offeror's intention to commence the Offer. The obligation of Offeror to accept for payment Shares tendered pursuant to the Offer is subject to (i) the condition (the "Minimum Condition") that at least the number of Shares that, when combined with the Shares already owned by Monterey and its direct or indirect subsidiaries and any Shares purchased pursuant to the Stockholders Agreement, constitute a majority of the then outstanding Shares on a fully diluted basis, including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights shall have been validly tendered and not withdrawn prior to the expiration of the Offer and (ii) the satisfaction or waiver of the other conditions described below under "Conditions to the Offer." Offeror and Monterey have agreed that no change in the Offer may be made which (a) decreases the price per Share payable in the Offer, (b) reduces the maximum number of Shares to be purchased in the Offer, (c) imposes conditions to the Offer in addition to those described below under "Conditions to the Offer,"
(d) amends or changes the terms and conditions of the Offer in any manner materially adverse to the holders of Shares other than Monterey and its subsidiaries or (e) changes or waives the Minimum Condition.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof (and described below under "Conditions to the Merger"), and in accordance with Delaware Law, at the effective time of the Merger under Delaware Law (the "Effective Time"), Offeror shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Offeror will cease and the Company will continue as the Surviving Corporation and will become a wholly owned subsidiary of Monterey. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Offeror, Monterey or any direct or indirect wholly owned subsidiary of Monterey or of the Company and any Shares that are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be canceled and converted automatically into the right to receive an amount equal to the price per share being paid by Offeror in the Offer (the "Merger Consideration").

     Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Offeror issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $1.00 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors of Offeror immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, unless otherwise determined by Monterey prior to the Effective Time, and subject to the requirements of sections of the Merger Agreement that provide for indemnification of directors and officers (as described herein), the Certificate of Incorporation of the Offeror, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation and shall be amended and restated to conform to the Certificate of Incorporation of Offeror as in effect immediately prior to the Effective Time. The Merger Agreement also provides that the By-laws of Offeror, as in effect immediately prior to the Effective Time, and subject to the requirements of sections of the Merger Agreement that provide for indemnification of directors and officers, will be the By-laws of the Surviving Corporation.

     Agreements of Monterey, Offeror and the Company. Pursuant to the Merger Agreement, subject to its fiduciary duties under applicable law as advised in writing by independent counsel, the Company, acting through the Board, shall, if required by applicable law and the Company's Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting").

     Proxy Statement. The Merger Agreement provides that, if required by applicable law, the Company shall, as soon as practicable following consummation of the Offer, file with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and shall cause the Proxy Statement to be mailed to Stockholders of the Company at the earliest practicable time. The Company has also agreed, subject to its fiduciary duties under applicable law as advised by counsel, to include in the Proxy Statement the recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby. To the extent permitted by law, Monterey and Offeror have each agreed to vote all shares beneficially owned by them in favor of the Merger.

     Conduct of Business. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the election or appointment of Offeror's designees to the Board (as described in the next following paragraph) upon the purchase by Offeror of any Shares pursuant to the Offer (the "Offeror's Election Date"), unless Monterey shall otherwise agree in writing, the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the goodwill of those current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated therein, the Company shall not, between the date of the Merger Agreement and Offeror's Election Date, directly or indirectly do, or propose to do, any of the following, without the prior written consent of Monterey: (a) amend or otherwise change the certificate of incorporation or by-laws or equivalent organizational documents of the Company or the Subsidiaries; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to Options (as hereinafter defined) outstanding on the date of the Merger Agreement), or (ii) any assets of the Company or any Subsidiary, except for sales of products in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for such declarations, set asides, dividends, and other distributions made from any Subsidiary to the Company); (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice, or (iii) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters in this clause (e); (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (g) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (h) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the 1996 Balance Sheet or subsequently incurred in the ordinary course of business and consistent with past practice; (i) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the Offer, the Merger, or any of the transactions contemplated thereby; (j) undertake any capital commitment not reflected in the Company's budget in an individual amount greater than $100,000 or, when aggregated with all other capital commitments not reflected in the Company's budget, in an aggregate amount greater than $1,000,000; or (k) take or offer or propose to take, or agree to take in writing, or otherwise, any of the actions described above or any action that would result in any of the conditions to the Offer not being satisfied (other than as contemplated by the Merger Agreement).

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase by Offeror of Shares pursuant to the Offer, and from time to time thereafter, Offeror shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Offeror representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Offeror or any affiliate of Offeror at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Offeror's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use its best efforts to cause persons designated by Offeror to constitute the same percentage as persons designated by Offeror shall constitute of the Board of (i) each committee of the Board (some of the members of which may be required to be independent as required by applicable law), (ii) each board of directors of each domestic Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the time Offeror acquires a majority of the then outstanding Shares on a fully diluted basis, the Company has agreed to use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of the domestic Subsidiaries as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such boards and committees.

     Amendments. The Merger Agreement provides that following the election or appointment of Offeror's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or Bylaws, of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Monterey or Offeror or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Offeror nor are employees of the Company or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than Monterey and its subsidiaries).

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the consummation of the Offer, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Monterey and Offeror and persons providing or committing to provide Monterey or Offeror with financing for the transactions contemplated by the Merger Agreement complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Monterey and Offeror and persons providing or committing to provide Monterey or Offeror with financing for the transactions contemplated by the Merger

Agreement with all financial, operating and other data and information as Monterey or Offeror, through its officers, employees or agents, may reasonably request. Monterey and Offeror have agreed to keep such information confidential in accordance with the terms of a Confidentiality Agreement dated as of April 29, 1997 entered into between the Company and Monterey, a copy of which has been filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     The Company has agreed that to the extent permitted by applicable law, in order to facilitate the continuing operation of the Company by Monterey and Offeror from and after the completion of the Offer without disruption and to assist in an achievement of an orderly transition in the ownership and management of the Company, from the date of the Merger Agreement and until completion of the Offer, the Company, Monterey and Offeror shall cooperate reasonably with each other to effect an orderly transition including, without limitation, with respect to communications with employees.

     No Solicitation of Transactions. The Company has agreed that, until the Merger Agreement shall have been terminated according to its terms (as described below), neither it nor any Subsidiary shall, directly or indirectly, through any officer, director or any agent, investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any Subsidiary or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any substantial portion of the assets of, or any equity interest in, the Company (including, without limitation, any take-over bid or tender offer or exchange offer, merger, consolidation or similar transaction involving the Company or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement) (any of such transactions being an "Acquisition Transaction") or any business combination with the Company or, except to the extent required by fiduciary obligations under applicable law as advised by independent counsel, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited (from the date of the Merger Agreement) proposal in writing by such person to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company or any of its Subsidiaries, if, and only to the extent that, (i) the Board, after consultation with independent counsel (which may include its regularly engaged independent counsel), determines in good faith that such action is required for the Board to act in a manner that is consistent with its fiduciary duties to stockholders imposed by Delaware Law (such determination having been made by the full Board and not having been delegated to any committee thereof) and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person the Company obtains from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement with Monterey. The Merger Agreement required the Company immediately to cease and cause to be terminated any discussions or negotiations existing at the date of the Merger Agreement with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Company has also agreed to notify Monterey promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made. The Company has also agreed not to release any third party from any confidentiality restriction or, subject to the fiduciary duties of the Board, standstill agreement to which the Company is or may become a party.

     Treatment of Stock Options. Prior to the date on which Offeror shall have accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer (the "Tender Offer Acceptance Date"), the Company shall enter into an agreement with each holder of an employee or director stock option to purchase Shares (in each case, an "Option") that provides that, immediately prior to the Effective Time, each Option that is then outstanding, whether or not then exercisable or vested, shall be canceled by the Company, and each holder of a canceled Option shall be entitled to receive from the Offeror at the time of such cancellation, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option, whether or not then exercisable or vested, and (ii) the excess, if any, of the

Per Share Amount over the exercise price per Share applicable to such Option, reduced by any applicable withholding.

     Indemnification and Insurance. The Merger Agreement further provides that the Certificate of Incorporation of the Surviving Corporation and each of its Subsidiaries shall contain provisions no less favorable with respect to limitation of liability than are set forth in Article VII of the Certificate of Incorporation of the Company as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law. The Company has agreed that from and after the Offeror's Election Date, the Company shall not amend, repeal or otherwise modify the limitation of liability provisions of Article VII of the Certificate of Incorporation of the Company or the indemnification or advancement of expenses provisions in the Certificate of Incorporation of any of the Company's Subsidiaries in any manner that would adversely affect the rights thereunder of individuals who at any time from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law.

     The Merger Agreement also provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) (a "Claim"), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent (including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated thereby), whether occurring before or after the Effective Time, whether asserted prior to or at or after the Effective Time, for a period of six years after the later of the date of the Merger Agreement and the Effective Time in each case to the fullest extent permitted under Delaware Law (and will pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Delaware Law). In the event of any such claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the Indemnified Parties may retain counsel, including local counsel, satisfactory to them and the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of such counsel promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall use all reasonable efforts in the vigorous defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent may not be unreasonably withheld); and provided, further, that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action unless there is, as determined by counsel to the Indemnified Parties, under applicable standards of professional conduct, a conflict or a reasonable likelihood of a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company or the Surviving Corporation; and provided, further, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

     The Merger Agreement provides that the Company shall, from and after the date of the Merger Agreement and to and including the Effective Time, and the Surviving Corporation shall, for six years from the Effective Time, maintain in effect the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time.

     The Merger Agreement also provides that except as otherwise provided in the Merger Agreement and only to the extent permitted by applicable law and public policy, the Surviving Corporation, Monterey and Offeror each release and discharge each Indemnified Party from, and covenant not to sue any Indemnified Party with regard to, any Claim, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent (including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated thereby or the operations of the Company or the condition of the assets of the Company). Such release and covenant not to sue include Claims resulting in any way from the negligence or strict liability of any Indemnified Party, whether the negligence or strict liability is active, passive, joint, concurrent, or sole.

     Monterey, Offeror and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Monterey's option, Monterey, shall assume the foregoing indemnity obligations.

     The Merger Agreement provides that the By-laws of the Surviving Corporation and each of its Subsidiaries shall contain the provisions with respect to indemnification and advancement of expenses set forth in the By-laws of the Company on the date of the Merger Agreement, and that such provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law or is desired to conform such provisions with comparable provisions in the By-laws of Monterey, which By-law provisions shall be at least as favorable to such individuals as the provisions contained in the By-laws of Monterey on the date of the Merger Agreement. From and after the Offeror's Election Date, the Company shall not amend, repeal or otherwise modify the indemnification, defense and advancement of expenses provisions of the By-laws of the Company or the indemnification, defense and advancement of expenses provisions in the By-laws of any of the Company's Subsidiaries in any manner that would adversely affect the rights thereunder of individuals who at any time from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law or is desired to conform such provisions with comparable provisions in the By-laws of Monterey, which By-law provisions shall be at least as favorable to such individuals as the provisions contained in the By-laws of Monterey on the date of the Merger Agreement.

     The Merger Agreement provides that the obligations of the Company or the Surviving Corporation with respect to the above-described agreements regarding indemnification and insurance shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, fiduciary and agent to whom the indemnification and insurance provisions therein apply without the consent of each affected director, officer, employee, fiduciary and agent.

     The Merger Agreement provides that in the event that the Company or the Surviving Corporation should fail, at any time from and after the Offeror's Election Date, to comply with any of the foregoing indemnification and insurance obligations for any reason, Monterey shall be responsible therefor. Monterey agreed to perform such obligations unconditionally without regard to any defense or other basis for nonperformance which the Company or the Surviving Corporation may have or claim (except as would otherwise be prohibited by applicable Delaware Law). Monterey, Offeror, and the Company intend that the officers, directors, employees, fiduciaries and agents of the Company and its Subsidiaries shall be fully indemnified and that the foregoing indemnification provisions shall be obligation of Monterey and not merely a guarantee by Monterey of the obligations of the Company or Offeror.

     Employee Benefits. Except to the extent otherwise required by the next paragraph, under the Merger Agreement Monterey has agreed to provide the Company's employees with compensation and employee benefit plans or programs on substantially the same basis as the same are provided to similarly situated employees of Monterey or any of its subsidiaries; provided, however, in lieu thereof Monterey may elect to continue one or more of the Company's existing benefit plans for any continuing employees for such period or periods as Monterey may determine; and provided further, however, that employees of the Company shall be given credit for years of service with Monterey and Offeror equal to the number of years of service with the Company.

     Monterey has also agreed that until two years after the Tender Offer Acceptance Date, the Surviving Corporation will provide (i) severance payments consistent with the Company's existing Change in Control Retention/Severance Plan to all officers and employees, and (ii) reasonable outplacement services for all officers of the Company and its subsidiaries employed by the Company or its subsidiaries at the Tender Offer Acceptance Date, in each case, who are terminated without cause (as that term is defined in the Company's Change in Control Retention/Severance Plan), prior to such date.

     Monterey has agreed further that the occurrence of the Tender Offer Acceptance Date shall be treated as a Change in Control for purposes of the Company's Change in Control Retention/Severance Plan and for each of the Agreements regarding employment between the Company and each of J. C. McFarland, Craig M. Sturtevant, Ronald T. Yoshihara, William H. Moodie, Robert E. Ransom and Reinhard J. Suchsland. Monterey has agreed that cash amounts owing under such Agreements if the employment of the executive a party thereto is Involuntarily Terminated are as calculated and set forth in a schedule thereof previously delivered to Monterey.

     In addition, Monterey has agreed to cause the Company's Employee Retirement Savings and Stock Ownership Plan and Trust to be amended to provide that all participants therein as of the Tender Offer Acceptance Date shall be fully vested in their benefits thereunder as of such date.

     Further Action. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the transactions, (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, environmental permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger, and (iii) except as contemplated by the Merger Agreement, use its reasonable best efforts not to take any action, or enter into any transaction, which would cause any of its representations or warranties contained in the Merger Agreement to be untrue or result in a breach of any covenant made by it in the Merger Agreement.

     Under the Merger Agreement, Monterey has agreed to take all action necessary to cause Offeror to perform all of Offeror's, and the Surviving Corporation to perform all of the Surviving Corporation's, agreements, covenants and obligations under the Merger Agreement and to consummate the Offer and the

Merger on the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that Monterey shall be liable for any breach of any representation, warranty, covenant or agreement of Offeror and for any breach of the foregoing covenant.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, labor matters, financial statements, brokers and taxes.

     Conditions of the Offer. The Merger Agreement provides that, notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer after 30 days from the commencement of the Offer or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          (a) there shall have been issued and remain in effect any temporary restraining order, preliminary or final injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, resulting from any action or proceeding brought by any person which (i) restrains or prohibits the making of the Offer or the consummation of any other Transaction, (ii) prohibits or limits ownership or operation by the Company, Monterey or Offeror of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, Monterey or any of their subsidiaries, or compels the Company, Monterey or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Monterey or any of their subsidiaries or imposes any material limitation on the ability of Monterey or Offeror to conduct such business or own such assets, in each case as a result of the Transactions; (iii) imposes material limitations on the ability of Monterey or Offeror to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Offeror pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the Transactions; (iv) requires divestiture by Monterey or Offeror of any Shares;

          (b) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Monterey, the Company or any subsidiary or affiliate of Monterey or the Company or (ii) any Transaction, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, in the case of both
     (i) and (ii) other than the routine application of the waiting period provisions of the HSR Act to the Offer, or the Merger, in each case which results in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

          (c) there shall have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any substantial limitation or suspension of, payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any U.S. federal or state government or governmental, administrative or regulatory authority or agency on the extension of credit by banks or other lending institutions,
     (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (v) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

          (d) (i) the Board shall have withdrawn or modified in a manner adverse to Monterey or Offeror the approval or recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger or (ii) the Board shall have resolved to do any of the foregoing;

          (e) any representation and warranty of the Company in the Merger Agreement shall not be true and correct and the failure to be true and correct has a Material Adverse Effect and such failure shall not have been cured (provided five days' written notice of such failure has been provided by Offeror to the Company) (if a representation and warranty of the Company shall, by its terms, only be not true and correct if the consequences thereof constitute a Material Adverse Effect, then the failure of such representation and warranty to be true and correct shall be deemed to have a Material Adverse Effect with in the meaning of this paragraph (e));

          (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and shall not have cured such default (provided five days' written notice of such failure has been provided by Offeror to the Company);

          (g) the Merger Agreement shall have been terminated in accordance with its terms; or

          (h) Offeror and the Company shall have agreed that Offeror shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Offeror and Monterey and may be asserted by Offeror or Monterey regardless of the circumstances giving rise to any such condition or may be waived by Offeror or Monterey in whole or in part at any time and from time to time in their sole discretion. The failure by Monterey or Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Conditions of the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions and only the following conditions: (a) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law and the Company's Certificate of Incorporation; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Monterey or Offeror or any affiliate of either of them illegal or otherwise preventing or prohibiting consummation of the Transactions; and (d) Offeror or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, neither Monterey nor Offeror shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Offeror fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions by the stockholders of the
Company: (a) by mutual written consent duly authorized by the Boards of Directors of Monterey, Offeror and the Company prior to Offeror's Election Date;
(b) by Monterey, Offeror or the Company if (i) the Effective Time shall not have occurred on or before September 30, 1997; provided, however, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Monterey if (i) due to an occurrence or circumstance that results in a failure to satisfy any condition set forth in Annex A to the Merger Agreement, Offeror shall have (A) failed to commence the

Offer within 10 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of Monterey or Offeror to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Monterey or Offeror of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, Board or any committee thereof (A) shall have withdrawn or modified in a manner adverse to Offeror or Monterey its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or (B) shall have recommended another Acquisition Transaction with a third party; (d) by the Company, upon approval of the Board, if (i) Offeror shall have (A) failed to commence the Offer within 10 days following the date of this Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to satisfy the conditions set forth in paragraphs (f) or (g) of Annex A to the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board, after consultation with independent counsel, shall have withdrawn or modified in a manner adverse to Offeror or Monterey its approval or recommendation of the Offer, the Merger Agreement or the Merger as a result of a proposal by a third party for an Acquisition Transaction.

     In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

     Under the Merger Agreement, provided that neither Monterey nor Offeror shall be in material breach of its obligations under the Merger Agreement (which breach has not been cured promptly following receipt by Monterey or Offeror, as the case may be, of written notice thereof by the Company specifying in reasonable detail the basis of such alleged breach), the Company shall pay to Monterey the sum of $2,780,000 (the "Termination Fee") if (i) this Agreement is terminated either (A) by the Company prior to the purchase of Shares pursuant to the Offer, the Board, after consultation with independent counsel, shall have withdrawn or modified in a manner adverse to Offeror or Monterey its approval or recommendation of the Offer, the Merger Agreement or the Merger as a result of a proposal by a third party for an Acquisition Transaction or (B) by Monterey or Offeror if prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof, shall have withdrawn or modified in a manner adverse to Offeror or Monterey its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or shall have recommended another Acquisition Transaction with a third party. Any payment required by this paragraph shall become payable upon termination of the Merger Agreement in the manner provided.

     Except as set forth in the preceding paragraph, all costs and expenses incurred in connection with the Merger Agreement, the Stockholders Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not any such transaction is consummated.

                                                                        ANNEX II


                            [OPPENHEIMER LETTERHEAD]



June 16, 1997

PERSONAL AND CONFIDENTIAL

The Board of Directors
McFarland Energy, Inc.
10425 South Painter Avenue
Santa Fe Springs, California 90670

Gentlemen:

     You have requested Oppenheimer & Co., Inc. ("Oppenheimer") to render an opinion (the "Opinion") as to the fairness to the holders of the common stock of McFarland Energy, Inc. ("McFarland" or the "Company"), from a financial point of view, of the consideration to be received by such holders pursuant to the proposed Agreement and Plan of Merger dated June 16, 1997 (the "Merger Agreement"), by and among McFarland, Monterey Resources, Inc. ("Monterey") and Monterey Acquisition Corporation, a wholly owned subsidiary of Monterey ("Offeror"). The Merger Agreement provides that, among other items, (i) each issued and outstanding share of McFarland common stock, par value $1.00, will be acquired for $18.55 in cash (the "Offer"), and (ii) Offeror will be merged with and into McFarland and McFarland will be the surviving corporation and will become a wholly-owned subsidiary of Monterey and the separate corporate existence of Offeror shall cease.

     In arriving at our opinion, we reviewed the latest available draft of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company concerning its business, operations and prospects. We examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts, reserve reports and other data which were provided to us by McFarland's senior management. We reviewed the Offer and related financial terms set forth in the Merger Agreement in relation to, among other things, the current and historic market prices and related trading volumes of McFarland's common stock, the Company's historic and projected earnings and cash flow and the Company's capitalization and financial condition. We also considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected which we considered comparable to the transaction set forth in the Merger Agreement and we analyzed certain financial, stock market and other publicly available information relating to the business of other companies whose operations we considered comparable to those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic, market and other criteria as we deemed necessary to arrive at the Opinion.

     In rendering our Opinion, we have relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all financial and other information available to us from public sources and provided to us by McFarland and its representatives. With respect to financial forecasts and other information so provided or otherwise discussed with us by McFarland, we assumed with the consent of McFarland's Board of Directors, that such forecasts and other information were reasonably prepared to reflect the best currently available estimates and good faith judgments of the Company's management as to McFarland's expected future financial performance. Other than the reserve reports prepared for McFarland by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, both as of December 31, 1996, we have not been provided with, nor have we made any, independent evaluations or appraisals of the Company's assets or liabilities (contingent or otherwise). In addition, we have not made a physical inspection of all of McFarland's properties or other assets. Our Opinion is necessarily based upon financial, economic, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof and changes in such conditions and circumstances would require re-evaluation of this Opinion. We disclaim any obligations to update, revise or reaffirm this Opinion.

     Oppenheimer has been engaged to render financial advisory services to McFarland in connection with the transaction and activities leading up to the receipt of the Offer as set forth in the Merger Agreement. Oppenheimer will receive a fee for such services which includes the delivery of this Opinion. In the ordinary course of our business, we and our affiliates may actively trade the securities of McFarland and Monterey (collectively, the "Securities"), for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in the Securities.

     Our advisory services and the Opinion expressed herein are provided for the use of McFarland's Board of Directors in its evaluation of the Merger Agreement, and are not intended to confer rights or remedies upon any stockholder of the Company. The Opinion may not be published or otherwise used or referred to, in whole or in part, nor shall any public reference to Oppenheimer be made without our prior written consent; provided that this Opinion may be included in its entirety in any filing made by McFarland or Monterey with the Securities and Exchange Commission with respect to the merger contemplated by the Merger Agreement and the transactions related thereto. This Opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholders should vote with respect to the merger contemplated by the Merger Agreement.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the holders of McFarland's common stock, pursuant to the Merger Agreement, is fair from a financial point of view, to the common stockholders of McFarland.

                                            Very truly yours,

                                            OPPENHEIMER & CO., INC.

                                                                       ANNEX III

                             MCFARLAND ENERGY, INC.
                           10425 SOUTH PAINTER AVENUE
                       SANTA FE SPRINGS, CALIFORNIA 90670
                             ---------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                             ---------------------

              NO VOTE OR OTHER ACTION OF MCFARLAND'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND A PROXY TO MCFARLAND.
                             ---------------------

     This Information Statement is being mailed on or about June 23, 1997 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), of McFarland Energy, Inc., a Delaware corporation ("McFarland" or the "Company"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Monterey Resources, Inc., a Delaware corporation ("Monterey"), and the direct parent of Monterey Acquisition Corporation, a Delaware corporation ("Offeror") of persons (the "Offeror Designees") to the Board of Directors of McFarland (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated June 16, 1997 (the "Merger Agreement") among McFarland, Monterey and Offeror.

     The Merger Agreement provides that, promptly upon the purchase by Offeror of Shares pursuant to the Offer, and from time to time thereafter, Offeror shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Offeror representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Offeror or any affiliate of Offeror at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Offeror's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use its best efforts to cause persons designated by Offeror to constitute the same percentage as persons designated by Offeror shall constitute of the Board of (i) each committee of the Board (some of the members of which may be required to be independent as required by applicable law), (ii) each board of directors of each domestic Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the time Offeror acquires a majority of the then outstanding Shares on a fully diluted basis, the Company has agreed to use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of the domestic Subsidiaries as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such boards and committees.

     The information contained in this Information Statement concerning Monterey and the Offeror Designees has been furnished to McFarland by such persons, and McFarland assumes no responsibility for the accuracy or completeness of such information.

                                      III-1

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

     The outstanding voting securities of McFarland as of May 31, 1997 consisted of 5,727,422 shares of Common Stock, with 443,313 shares reserved for issuance pursuant to outstanding stock options granted by McFarland to employees, directors and consultants. The holders of the McFarland's Common Stock are entitled to one vote for each share of such stock held of record by them.

BENEFICIAL OWNERSHIP

     The following table sets forth, as of March 28, 1997, the information with respect to ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director of McFarland, (iii) the Chief Executive Officer and each of the four most highly compensated executive officers of McFarland, and (iv) all executive officers and directors of McFarland as a group. Unless otherwise indicated, to McFarland's knowledge, such persons have sole voting and investment power with respect to such shares, and all such shares are owned beneficially and of record by the person indicated.

                                                               BENEFICIAL OWNERSHIP
                                                              -----------------------
                                                              NUMBER OF      PERCENT
                      BENEFICIAL OWNER                        SHARES(1)      OF CLASS
                      ----------------                        ---------      --------
White River Corporation(2)(3)...............................   640,200         11.2%
  777 Westchester Avenue, Suite 201
  White Plains, NY 10604
David L. Babson & Co.(3)....................................   553,700          9.7%
  One Memorial Drive
  Cambridge, MA 02142-1300
McFarland Family Trust(4)...................................   527,696          9.3%
  10425 South Painter Avenue
  Santa Fe Springs, CA 90670
Croft-Leominster, Inc. .....................................   334,900          5.9%
  207 E. Redwood Street
  Baltimore, MA 21202
Dimensional Funds Advisors, Inc.(5).........................   308,500          5.4%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
Fund American Enterprises Holdings, Inc.(3)(6)..............   300,000          5.3%
  The 1820 House, Main Street
  Norwich, VT 05055-0850
J. C. McFarland.............................................   169,920(4)(7)    3.0%
William E. Carl.............................................   120,362(4)(8)    2.1%
Daniel J. Redden............................................     7,100(8)       *
Herbert M. Rome.............................................    19,542(8)       *
Daniel E. Pasquini..........................................     4,000(8)       *
John C. Capshaw.............................................     6,000(8)       *
John B. Pollara.............................................     4,500(9)       *
Ronald T. Yoshihara.........................................    43,480(10)      *
Robert E. Ransom............................................    36,625(11)      *
William H. Moodie...........................................     7,875(12)      *
Craig M. Sturtevant.........................................     8,125(13)      *
All executive officers and directors as a group (11
  persons)..................................................   427,529(14)      7.4%

                                      III-2

---------------

  *  Less than one percent

 (1) Includes shares owned by spouses of individuals, but does not include shares in the Employee Retirement Savings and Stock Ownership Plan.

 (2) Prior to December 22, 1993, White River Corporation ("WRC") was a wholly-owned subsidiary of Fund American Enterprises Holdings, Inc. ("FAEH"), formerly Fireman's Fund Corporation. WRC purchased the shares of the Company from FAEH on September 24, 1993 as part of the initial capitalization of WRC. In October 1993, FAEH provided the Company with a letter which stated that WRC had agreed to be bound by all the obligations of FAEH as set forth in that certain Letter Agreement dated September 1, 1989, between FAEH and the Company (the "Letter Agreement"). The Letter Agreement provides that for a period of no less than five years FAEH (a) will not buy shares of Common Stock without its consent if the purchases would increase FAEH's holding above 15%; (b) if by the Company's actions the percentage ownership would be increased to more than 15% of the Common Stock, and if the Company asks FAEH, FAEH will sell back to the Company, at a price both parties consider reasonable, enough stock to hold the shares owned by FAEH to 15%; (c) FAEH will continue to support the Company's current senior management and Board of Directors at stockholder meetings and will vote as the Company asks; and (d) FAEH will not sell its shares as a block without first discussing with the Company and in a manner amenable to the Company. On January 4, 1993, the principal terms of the Letter Agreement were extended to January 4, 1998 in conjunction with the Company's refinancing of its $2.6 million convertible note through FAEH. The newly issued convertible note had a conversion rate of one share of Common Stock for each $6.50 principal amount and was convertible by FAEH after January 4, 1994. Provisions (a) and (b) of the Letter Agreement were amended to exclude any shares issued upon conversion of the convertible note. See Note (6) below regarding conversion of the note.

 (3) Based upon Schedule 13D or 13G as filed with the Securities and Exchange Commission.

 (4) As part of the transaction whereby the Company acquired Carl Oil & Gas Co., Messrs. L. C. McFarland and William E. Carl entered into a Stockholder Agreement dated July 15, 1988, as amended, which contained obligations and restrictions on sales of the Company's shares by Carl and what is now the estate of Mr. L. C. McFarland. The Stockholder Agreement has now expired by its terms.

 (5) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 308,500 shares of McFarland stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

 (6) On January 29, 1996, the Company converted the $2.6 million convertible note held by FAEH into 400,000 shares of Common Stock. These unregistered shares are subject to all of the provisions of the Letter Agreement identified in Note (2) above, as amended.

 (7) Includes 94,625 shares which are purchasable upon exercise of outstanding stock options.

 (8) Includes 4,000 shares which are purchasable upon exercise of outstanding stock options.

 (9) Includes 2,000 shares which are purchasable upon exercise of outstanding stock options.

(10) Includes 40,750 shares which are purchasable upon exercise of outstanding stock options.

(11) Consists of 36,625 shares which are purchasable upon exercise of outstanding stock options.

(12) Consists of 7,875 shares which are purchasable upon exercise of outstanding stock options.

(13) Consists of 8,125 shares which are purchasable upon exercise of outstanding stock options.

(14) Includes 197,000 shares which are purchasable upon exercise of outstanding stock options.

                                      III-3

                             THE BOARD OF DIRECTORS

OFFEROR DESIGNEES

     Monterey has informed McFarland that each of the Offeror Designees listed below has consented to act as a director. To the best knowledge of McFarland, none of the Offeror Designees or their associates beneficially owns any equity securities of McFarland or has been involved in any transaction with McFarland or any of its directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC.

     It is expected that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Board of McFarland.

     Monterey may designate the following individuals to the Board of McFarland. Each such individual's name, age as of the date hereof, current principal occupation or employment and five-year employment history is set forth below.

                                                               PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT AND FIVE-YEAR
                  NAME                    AGE                        EMPLOYMENT HISTORY
                  ----                    ----                 -------------------------------
R. Graham Whaling.......................    42   Chairman and Chief Executive Officer of Monterey; Mr.
                                                 Whaling was Senior Vice President and Chief Financial
                                                 Officer of Santa Fe Energy Resources, Inc. ("SFR") from
                                                 January 1995 to November 1996. Prior to that time he was
                                                 with CS First Boston, an investment banking firm, as Vice
                                                 President, Corporate Finance from 1991 to 1994 and
                                                 Director, Corporate Finance from 1994 to 1995. Prior to
                                                 joining First Boston, Mr. Whaling served as a petroleum
                                                 engineer for Sun Oil Corporation and petroleum reservoir
                                                 consulting engineer for Ryder Scott. Mr. Whaling has been
                                                 an officer and director of Monterey since September 1996.


Craig A. Huff...........................    32   Principal in Ziff Brothers Investments since July of 1993.
                                                 Prior to joining Ziff Brothers, Mr. Huff received a degree from the Harvard Business School in 1993. Ziff Brothers
                                                 currently holds approximately 3.7% of SFR's outstanding
                                                 common stock and approximately 0.8% of Monterey's
                                                 outstanding common stock. Mr. Huff was a director of SFR in
                                                 1996.

Robert J. Wasielewski...................    34   Employed by GKH Partners, L.P. ("GKH") since October 1991.
                                                 GKH is an investment partnership whose general partners
                                                 include entities controlled by Jay and Tom Pritzker, Dan W.
                                                 Lufkin and Melvyn N. Klein. From July 1996 to the present,
                                                 Mr. Wasielewski has held the position of Managing Director of GKH. He was employed by Citicorp in the Leveraged
                                                 Capital Division from September 1987 to October 1991,
                                                 serving as Assistant Vice-President from December 1990
                                                 until joining GKH. Mr. Wasielewski serves as a director and officer of various privately-held affiliates of GKH. GKH
                                                 through an affiliate, HC Associates, a Delaware general
                                                 partnership, currently holds approximately 5.5% of SFR's
                                                 outstanding common stock.

Michael A. Morphy.......................    65   Retired Chairman and Chief Executive Officer of California
                                                 Portland Cement Company. Mr. Morphy is also a director of
                                                 Cyprus Amax Minerals Co. and Santa Fe Pacific Pipelines,
                                                 Inc. and was a director of SFR from 1990 to 1996.

                                      III-4

                                                               PRESENT PRINCIPAL OCCUPATION OR
                                                                  EMPLOYMENT AND FIVE-YEAR
                  NAME                    AGE                        EMPLOYMENT HISTORY
                  ----                    ----                 -------------------------------
James L. Payne..........................    60   Chairman of the Board, President and Chief Executive
                                                 Officer of SFR since June 1990, Mr. Payne was President of
                                                 Santa Fe Energy Corporation, a predecessor in interest of
                                                 SFR, from January 1986 to January 1990, when he became
                                                 President of SFR. Mr. Payne is also a director of Pool
                                                 Energy Services Co., an oilfield services corporation.

Robert F. Vagt..........................    50   President and Chief Operating Officer of Seagull Energy
                                                 Corporation since October 1996, Mr. Vagt was Chairman of
                                                 the Board, President, Chief Executive Officer and director of Global Natural Resources, Inc. (oil and gas exploration and production) from May 1992 to October 1996; President
                                                 and Chief Operating Officer of Adobe Resources Corporation
                                                 (oil and gas exploration and production) from November 1990 to May 1992; Executive Vice President of Adobe from August
                                                 1987 to October 1990; and Senior Vice President of Adobe
                                                 from October 1985 to August 1987. Mr. Vagt is also a
                                                 director of First Albany Corporation (brokerage firm) and
                                                 was a director of SFR from 1992 to 1996.

CURRENT DIRECTORS

     The following table sets forth the name, age as of the date hereof, term and current principal occupation or employment and five-year employment history for the seven members currently serving on the Company's Board of Directors. McFarland's Restated Certificate of Incorporation and By-laws provide that the directors of McFarland are to be divided into three classes, with the directors in each class serving for three-year terms and until their successors are elected. The terms of the persons currently serving on the Board expire at the annual meetings of stockholders for the years indicated: Messrs. Rome and
Pasquini: 1998; Messrs. Capshaw and Pollara: 1999; and Messrs. McFarland, Carl and Redden: 2000. Unless otherwise noted, each director has maintained the same principal occupation during the past five years.

                                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                                      EMPLOYMENT AND FIVE-YEAR
             NAME                AGE    DIRECTOR SINCE                   EMPLOYMENT HISTORY
             ----                ---    --------------            -------------------------------
J. C. McFarland................  50          1982         Mr. McFarland is the Chairman of the Board and
                                                          Chief Executive Officer of the Company. He also
                                                          serves as a member of the Nominating Committee
                                                          of the Board of Directors. Mr. McFarland joined
                                                          the Company in 1977 and served as Treasurer,
                                                          Secretary, Vice President and Chief Operating
                                                          Officer prior to attaining his current
                                                          positions.

William E. Carl................  71          1988(1)      Mr. Carl is the Vice Chairman of the Board of
                                                          Directors of the Company. From 1988 to 1995, Mr.
                                                          Carl was president of Carl Oil & Gas Co., a
                                                          wholly owned subsidiary of the Company engaged
                                                          in oil and gas exploration and production. Carl
                                                          Oil & Gas merged into McFarland in 1995. Mr.
                                                          Carl serves as a member of the Audit and
                                                          Nominating Committees of the Board of Directors
                                                          of McFarland.

                                      III-5

                                                                  PRESENT PRINCIPAL OCCUPATION OR
                                                                      EMPLOYMENT AND FIVE-YEAR
             NAME                AGE    DIRECTOR SINCE                   EMPLOYMENT HISTORY
             ----                ---    --------------            -------------------------------
Daniel J. Redden...............  55          1986         Mr. Redden is a principal of Redden-Schaffer
                                                          Group, a retained executive search and
                                                          management consultant firm. Mr. Redden serves as
                                                          a member of the Nominating and Compensation
                                                          Committees of the Board of Directors of
                                                          McFarland.

Herbert M. Rome................  70          1992         Mr. Rome served as Executive Vice President of
                                                          Eldon Industries, Inc. from 1978 until his
                                                          retirement in 1991. He also served on Eldon
                                                          Industries, Inc.'s Board of Directors from 1979
                                                          through 1990. Mr. Rome currently serves as a
                                                          member of the Audit and Compensation Committees
                                                          of the Board of Directors of McFarland.

Daniel E. Pasquini.............  54          1994         Mr. Pasquini served as President and Chief
                                                          Executive Officer of Fortune Petroleum
                                                          Corporation from 1987 through 1994. He currently
                                                          serves as a Member of the Compensation Committee
                                                          of the Board of Directors of McFarland.

John C. Capshaw................  64          1994         Mr. Capshaw served as Chairman, Chief Executive
                                                          Officer and President of Hadson Energy Resources
                                                          Corporation until his retirement in 1993. Mr.
                                                          Capshaw also served as Chief Executive Officer
                                                          and President of UMC Petroleum Corporation from
                                                          1988 to 1989. He currently serves as a Member of
                                                          the Audit Committee of the Board of Directors of
                                                          McFarland.

John B. Pollara................  49          1996         Mr. Pollara is President, Chief Executive
                                                          Officer and part owner of Zieman Manufacturing
                                                          Company, a leading manufacturer of recreational
                                                          and equipment hauling trailers. Mr. Pollara
                                                          serves as a Member of the Audit Committee of the
                                                          Board of Directors of McFarland.

---------------

(1) Initially elected to the Board of Directors pursuant to the terms of the Stockholder Agreement discussed in Note (4) following the table in the "Security Ownership of Certain Beneficial Owners and Management" section.

                                      III-6

BOARD COMMITTEES

     The Board of Directors maintains standing Audit, Compensation and Nominating Committees. The purpose and objective of the Audit Committee is to provide assistance and advice to the directors in connection with corporate accounting, auditing and reporting practices and to facilitate communication between the Board and the independent auditors of the Company. It meets periodically with management and external auditors and reviews the Company's accounting policies and internal controls. The committee recommends the firm of independent accountants to be retained by the Company and approves all material non-audit services provided by them.

     The Compensation Committee's functions are to review the Company's policies and programs for the development of management personnel; to make recommendations to the Board with respect to any proposals for compensation or compensation adjustments for other elected officers of the Company; to administer the Company's stock option plans; and to make recommendations to the Board with respect to director's compensation.

     The Nominating Committee considers and makes recommendations to the Board as to the number of directors to constitute the whole Board, the names of persons whom it concludes should be considered for Board membership, and recommends matters relating to the selection, tenure and retirement of directors.

DIRECTOR COMPENSATION

     The Company does not pay any salaried employee of the Company additional compensation for service on the Board of Directors or any Board committee. For directors who are not salaried employees of the Company, the currently established fee for attending meetings of the Board is $1,000. The fee for attending meetings of the Audit, Compensation and Nominating Committees is $500 if a meeting occurs on the same day as a regularly scheduled Board meeting; however, if a meeting occurs on a day separate from a Board meeting, the fee is $1,000. In addition, except for any salaried employee or retained consultant, directors receive an annual retainer of $10,000. The Company has entered into a two-year Consulting Agreement with William E. Carl, which is described in further detail hereafter under the heading "Certain Relationships and Related Transactions."

     Pursuant to the Non-Employee Director Stock Option Plan, each non-employee director receives an initial option to purchase 2,000 shares of Common Stock. Annually thereafter, options to purchase 1,000 shares of Common Stock are granted to each non-employee director. The option exercise price is equal to the fair market value of the Common Stock on the date of grant. The options are exercisable immediately after grant date.

                                      III-7

                             EXECUTIVE COMPENSATION

     The following tables set forth, for the fiscal year ended December 31, 1996, certain information concerning compensation paid to or accrued for all executives who were serving as executive officers during 1996 and whose annual salary and bonus exceeded $100,000 in the current fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                              ANNUAL COMPENSATION      AWARDS
                                              -------------------   ------------
                                                                     NUMBER OF
                                                                       SHARES
                                                                     UNDERLYING       ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR    SALARY     BONUS       OPTIONS      COMPENSATION(1)
     ---------------------------       ----   --------   --------   ------------   ---------------
J. C. McFarland......................  1996   $190,184   $143,100      20,000          $10,500
  Chairman of the Board and            1995    182,896     82,300      15,000           10,500
  Chief Executive Officer              1994    166,322     77,700      13,500            7,582
Ronald T. Yoshihara..................  1996    105,704     71,500      11,000           10,076
  Vice President and Treasurer         1995    101,276     42,100       7,000            8,861
                                       1994     92,122     36,050       5,000            6,753
Robert E. Ransom.....................  1996     97,681     53,200       9,500            8,597
  Vice President -- Corporate          1995     93,625     30,200       6,000            8,493
  Development                          1994     87,115     31,800       5,000            6,385
William H. Moodie....................  1996     86,890     59,100       9,500            8,399
  Vice President -- Operations         1995     82,863     33,600       6,000            7,265
                                       1994     79,116     27,700       5,000            5,535
Craig M. Sturtevant..................  1996     93,207     53,200       7,500            5,927
  Vice President and General           1995     87,828     30,200       5,000            3,152
  Counsel                              1994     14,475         --       5,000               --

---------------

(1) Amounts represent the matching contributions made by the Company under its Employees Savings and Stock Ownership Plan.

                             OPTION GRANTS IN 1996

                                                INDIVIDUAL GRANTS                    POTENTIAL REALIZABLE
                               ---------------------------------------------------     VALUE AT ASSUMED
                               NUMBER OF    % OF TOTAL                               RATES OF STOCK PRICE
                                 SHARES      OPTIONS                                   APPRECIATION FOR
                               UNDERLYING   GRANTED TO   EXERCISE OR                    OPTION TERM(3)
                                OPTIONS     EMPLOYEES     BASE PIRCE    EXPIRATION   --------------------
            NAME               GRANTED(1)    IN 1996     PER SHARE(2)      DATE         5%         10%
            ----               ----------   ----------   ------------   ----------   --------   ---------
J. C. McFarland.............     20,000         23%         $7.50        1/10/06      $94,500    $238,500
Ronald T. Yoshihara.........     11,000         13           7.50        1/10/06       51,975     131,175
Robert E. Ransom............      9,500         11           7.50        1/10/06       44,888     113,288
William H. Moodie...........      9,500         11           7.50        1/10/06       44,888     113,288
Craig M. Sturtevant.........      7,500          9           7.50        1/10/06       35,438      89,438

---------------

(1) Option holders vest in the granted options at the rate of 25% per year, commencing on the first anniversary of the grant date.

(2) All options were granted at the Company's Common Stock fair market value on the date of grant.

(3) These columns present hypothetical future values of the stock obtainable upon exercise of the options net of the option's exercise price, assuming that the market price of the Company's Common Stock appreciates at a five and ten percent compound annual rate over the ten-year term of the options. The five and ten percent rates of stock price appreciation are presented as examples pursuant to the Securities and Exchange Commission Rules and do not necessarily reflect management's assessment of the Company's future stock price performance. The potential realizable values presented are not intended to indicate the value of the options.

                                      III-8

                    AGGREGATED OPTION EXERCISES IN 1996 AND
                      YEAR ENDED DECEMBER 31, 1996 VALUES

                                                                            NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                         UNDERLYING UNEXERCISED             IN-THE-MONEY
                                             NUMBER OF                     OPTIONS AT YEAR-END         OPTIONS AT YEAR-END(1)
                                          SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
                  NAME                      ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                  ----                    ---------------   --------   -----------   -------------   -----------   -------------
J. C. McFarland.........................          --             --      82,500         38,000        $628,188       $205,000
Ronald T. Yoshihara.....................          --             --      35,250         18,750         267,969         98,906
Robert E. Ransom........................          --             --      31,500         16,500         238,500         87,563
William H. Moodie.......................       2,500        $10,938       2,750         15,250          17,406         78,969
Craig M. Sturtevant.....................          --             --       3,750         13,750          24,531         73,906

---------------

(1) The amounts represent the difference between the fair market value of the Common Stock on December 31, 1996 of $12.125 and the option exercise price. These amounts do not reflect the actual amounts, if any, which may be realized in the future upon exercise of stock options and should not be considered indicative of future stock performance.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Messrs. McFarland, Yoshihara, Ransom, Moodie and Sturtevant. The initial term of each employment agreement expires on December 31, 1999, or 24 months following a "Change in Control" (as defined below). The consummation of the Offer will constitute a Change of Control for purposes of these agreements. Mr. McFarland's agreement provides that if, following a Change of Control, he is terminated without "Good Cause" (as defined below) or voluntarily resigns for "Good Reason" (as defined below), he will receive a cash lump payment equal to two times his base salary plus bonus, be entitled to receive medical benefits for a two-year period and receive outplacement services for a one-year period. In the event Mr. McFarland is involuntarily terminated without Good Cause prior to a Change in Control, the agreement generally provides that he will be entitled to receive a lump sum amount equal to two weeks salary for every year of service and medical benefits for the same number of weeks as the number of weeks of salary he is entitled to receive. The employment agreements of Messrs. Yoshihara, Ransom, Moodie and Sturtevant generally provide, in the event of involuntary termination without Good Cause or resignation for Good Reason following a Change in Control, for a cash lump sum payment equal to one and one-half times their salary plus bonus, and otherwise are identical to Mr. McFarland's employment agreement.

     Under the agreements, a "Change in Control" is defined as the occurrence of an event whereby (i) the directors in office at the beginning of a 24-month period cease to constitute a majority of the directors then in office; (ii) any person or group becomes the beneficial owner of 35% or more of the combined voting power of the Company's outstanding securities; or (iii) subject to certain limitations, the Company merges or combines into another corporation. Under the agreements, termination with "Good Cause" shall mean that any of the following conditions are met: (i) grounds exists to terminate the employment of the individual pursuant to California Labor Code Section 2924; (ii) the individual engages in serious or willful misconduct which is detrimental to the interests of the employer or its stockholders; or (iii) the individual willfully refuses to carry out the directions and responsibilities assigned to him. Under the agreements, an employee is deemed to have "Good Reason" to resign voluntarily if (i) there is a significant adverse change in the nature or scope of his authorities or duties, (ii) there is a significant reduction in compensation or benefits or (iii) the geographic location at which he is required to perform his principal duties is moved more than 50 miles from where he previously carried out such duties.

     It is currently estimated that Mr. McFarland would receive approximately $527,287, Mr. Yoshihara approximately $282,851, Mr. Ransom approximately $250,460, Mr. Moodie approximately $246,140 and Mr. Sturtevant approximately $242,960 as severance payments upon termination in connection with the consummation of the change in control of McFarland, and, in each case, with the health benefits and outplacement services described above.

                                      III-9

SEVERANCE PLAN

     On April 17, 1997, the Company adopted the McFarland Energy, Inc. Change in Control Retention/Severance Plan (the "Severance Plan") covering regular full-time or part-time employees of the Company who continue in the employ of the Company after a "Change in Control" (as defined below). The Severance Plan provides that Messrs. McFarland, Yoshihara, Ransom, Moodie and Sturtevant are not entitled to benefits under the Plan. A Change of Control for purposes of the Severance Plan occurs (i) at such time any person becomes the beneficial owner of more than 35% of the then outstanding Common Stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, (ii) at such time individuals who, as of the date the Severance Plan was adopted, constituted all of the members of the Board of Directors of the Company cease for any reason to constitute at least a majority of the members of the Board, (iii) upon consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company, or (iv) upon the approval of the stockholders of the Company of a complete liquidation or dissolution of the Company, unless (with respect to clause (iii)) the stockholders of the Company retain at least 75% of the voting power of the resulting or acquiring entity, no person owns 35% or more of the resulting or acquiring entity and at least a majority of the resulting or acquiring entity's directors were members of the Board at the time of the execution of the initial agreement providing for such reorganization, merger, consolidation or sale. Consummation of the Offer by the Offeror will result in a Change of Control under the Severance Plan. Under the Severance Plan, severance benefits are payable only in the event a covered employee is terminated without "Cause" or resigns under certain circumstances (for "Good Reason") within 24 months of the date of consummation of a Change of Control. Termination for "Cause" means a covered employee is terminated because of the willful and continued failure of the employee to perform substantially the employee's duties or the willful engaging by the employee in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company. "Good Reason" includes a material reduction in a covered employee's duties, responsibilities or annual salary or benefits or any transfer of the employee's job to a location more than 50 miles from his or her current work site. Severance benefits under the Severance Plan are generally equal to one month's pay for each whole or partial year of service not exceeding nine, plus one-half month's pay for each year of service in excess of nine, subject to a minimum benefit of three months of pay, payable in cash, and continued coverage under medical benefits and life insurance arrangements substantially similar to, and at no greater cost to the employee than, those in effect immediately prior to a Change of Control for a period of time equal to that used to measure the cash severance benefit. A copy of the Severance Plan has been filed as Exhibit 10 to this Schedule and is incorporated herein by reference in its entirety.

ACCELERATION AND TREATMENT OF OPTIONS

     The Merger Agreement provides that prior to the date on which Offeror shall have accepted for payment all shares validly tendered and not withdrawn prior to the expiration date with respect to the Offer (the "Tender Offer Acceptance Date"), the Company shall enter into an agreement with each holder of an employee or director stock option to purchase Shares (in each case, an "Option") that provides that, immediately prior to the effective time, each Option that is then outstanding, whether or not then exercisable or vested, shall be canceled by the Company, and each holder of a canceled Option shall be entitled to receive from the Offeror at the time of such cancellation, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option, whether or not then exercisable or vested, and (ii) the excess, if any, of the per share price paid in the Offer over the exercise price per Share applicable to such Option, reduced by any applicable withholding.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company entered into a two-year Consulting Agreement with William E. Carl, a director, commencing on July 15, 1995, and terminating on July 14, 1997, pursuant to which he would continue as a consultant to the Company. In consideration of such consulting services, the Company pays Mr. Carl $60,000 per year. In addition, the Company provides Mr. Carl with group dental and term life insurance and pays the cost of Medicare supplemental coverage.

                                     III-10

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act and the rules thereunder require McFarland's directors and executive officers, and persons who own more than 10% of a registered class of McFarland's equity securities, to file reports of ownership and changes in ownership of shares of McFarland's stock with the Securities and Exchange Commission and the Nasdaq National Market and to furnish McFarland with copies. Based on McFarland's review of the copies of such reports received by it, or written representations from certain reporting persons, McFarland believes that, from January 1 through December 31, 1996, all filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with.

                                     III-11

                               INDEX TO EXHIBITS

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
           *1            -- Agreement and Plan of Merger, dated as of June 16, 1997, among McFarland, Monterey and the Offeror.
          **2            -- Letter to the stockholders of the Company dated June 23,
                            1997.
           *3            -- Stockholders Agreement, dated as of June 16, 1997, among
                            Monterey, the Offeror, J. C. McFarland, Carolyn J.
                            McFarland, the McFarland Family Trust, and William E.
                            Carl.
           *4            -- Confidentiality Agreement dated as of April 29, 1997
                            between McFarland Energy, Inc. and Monterey.
           *5            -- Agreement dated as of August 9, 1995 by and between
                            McFarland Energy, Inc. and J. C. McFarland.
           *6            -- Agreement dated as of August 8, 1995 by and between
                            McFarland Energy, Inc. and Ronald T. Yoshihara.
           *7            -- Agreement dated as of August 8, 1995, as amended on
                            December 10, 1996, by and between McFarland Energy, Inc.
                            and Craig M. Sturtevant.
           *8            -- Agreement dated as of August 25, 1995, as amended on
                            December 10, 1996, by and between McFarland Energy, Inc.
                            and William H. Moodie.
           *9            -- Agreement dated as of August 10, 1995 by and between
                            McFarland Energy, Inc. and Robert E. Ransom.
          *10            -- Change in Control Retention/Severance Plan.
          *11            -- Form of Indemnification Agreement between McFarland
                            Energy, Inc. and its directors and executive officers.
         **12            -- Opinion of Oppenheimer & Co., Inc. dated June 16, 1997.

---------------

 * Filed herewith.
** Included in copies mailed to Stockholders.